Exhibit 99.2

Freescale Employee Q&A

GENERAL

1.	How would my job be impacted by this transaction?

•	Freescale has achieved a leadership position in the industry through the skill and hard work of our people, and our combined company will succeed by continuing to leverage that tremendous talent.

•	Over the next several months, an integration team comprised of Freescale and NXP representatives will be carefully analyzing the operations of our two companies to develop a plan to ensure that, after the transaction closes, we are best structured to succeed in the market. While we are very early in the process, we expect the vast majority of Freescale’s team will have the opportunity to be integrated into the new company and have new opportunities for advancement and growth. Until then, both companies will continue to operate independently of each other.

•	For now, and until the close of the transaction, it will be business as usual and all of us should focus on our current responsibilities, and remain committed to meeting and surpassing the expectations of our customers.

2.	Will you be reducing headcount as a result of this announcement?

•	In any strategic combination, there will be synergies that result in some reductions. That will be the case here. While we are very early in the process, we expect the vast majority of Freescale’s team will have the opportunity to be integrated into the new company and have new opportunities for advancement and growth.

•	At this time our employees’ roles and day-to-day responsibilities are not changing. Over the next few several months, an integration team comprised of Freescale and NXP representatives will be carefully analyzing the operations of our two companies to ensure that, once the transaction closes, we can be best structured to succeed in the market.

•	Any specific details of reductions resulting from this announcement will be communicated to impacted employees as soon as we are able.

3.	Do I have a similar job/role going forward?

•	At this time, we cannot comment on what will be happening going forward. Until the closing, we need to continue to focus on the work priorities and our 2015 goals. As soon as more information can be shared, we will notify employees.

4.	When will we find out more?

•	The transaction is subject to stockholder and regulatory approvals, the merger will likely not close until the second half of 2015. We are committed to sharing more information with you as soon as it is appropriate to do so.

5.	What will I be working on in the immediate future?

•	You will continue to work on your current assignments and goals.

•	Until the transaction closes, we will continue operating as two separate companies.

Freescale All Employee Letter

6.	Will my reporting structure change?

•	Any reporting structure changes will be as a result of normal business activities. Any changes to reporting structure due to the merger will be communicated as soon after the close as possible.

•	Until the transaction closes, we will continue operating as two separate companies.

7.	What changes will be made between now and the close?

•	Between now and the close, Freescale employees should continue to focus on the pertinent work priorities and we will be business as usual.

•	Until the transaction closes, we will continue operating as two separate companies.

8.	What if I lose my job as a result of the merger?

•	We are committed to communicate to employees’ plans relating to the organizational structure and organizational roles as soon as feasible. Any changes relating to the NXP transaction will not be implemented until after the deal closes. To the extent possible and allowable, every effort will be made to determine specific roles and reporting relationships before, or as soon after as possible, the closing.

9.	Will we continue to work on the same projects/products? How will this affect our product road map?

•	There is very little overlap between the two companies other than RF Power, which NXP plans to sell.

•	Until the closing, we will continue to work on our own projects, products and critical priorities. Once the close is completed, Freescale and NXP will then begin to engage regarding our product roadmaps, strategies and projects in support of our customers.

10.	What can I communicate?

•	Until we close the transaction, we will continue to be an independent company. It is important that we run the businesses completely separately until the transaction closes.

•	Information should be limited to this FAQ. You should not comment on the transaction terms or other details.

11.	What do I communicate to external parties with questions – suppliers, customers, etc.?

•	Only information that has been publicly shared by either Freescale or NXP should be shared with any external parties. Internal confidential information should not be shared with external parties. If you have any questions, please contact your manager or human resources representative.

12.	Will our name change?

•	The name will change to NXP.

13.	What will happen to our headquarters?

•	We will maintain our Austin presence.

•	After closing, the company’s Corporate Headquarters will be in the Netherlands.

Freescale All Employee Letter

14.	What happens if the transaction does not close?

•	We are focused on executing our current strategy

15.	Will there be closures of manufacturing facilities?

•	There are no current plans to reduce our manufacturing footprint.

16.	Will you shut down any businesses?

•	No, in fact NXP plans to sell its RF Power Business.

17.	What happens to the CEO and rest of Senior Leadership Team?

•	Until close we will continue to operate separately.

•	At close more details would be provided.

18.	What happens to Freescale marathon and STEM funding efforts?

•	There are currently no plans to change funding of these initiatives.

19.	What happens to Freescale Discovery Lab?

•	There are currently no plans to change our funding.

•	We believe this aligns well with NXP’s similar initiatives.

•	NXP invests approximately $20 million annually on similar programs.

20.	Who will run the combined company, and what will the combined organizational structure look like?

•	Rick Clemmer will continue to be the President and CEO of the merged company.

•	Other aspects of the organizational structure will be announced at the close of the transaction.

BENEFITS

21.	How are my benefits changing?

•	NXP has agreed to honor all Freescale benefit arrangements (including bonus, severance and change-in-control agreements, plans and arrangements) existing immediately prior to signing.

•	NXP has also agreed not to substantially change benefits for 12 months following closing

•	Between signing and closing NXP and Freescale will work together to develop retention programs for Freescale employees.

•	Additional information will be provided regarding your post-closing benefits as we get closer to closing and finalize the transition.

22.	What happens to my Freescale Retirement/Pension (International Employees Only) or U.S. 401(k) Plan?

•	Between signing and closing Freescale Pension Plans and the US 401(k) plan will continue in place as they are today.

•	More information will be provided to employees regarding post-closing benefit plans and the impact on Freescale employees closer to closing.

Freescale All Employee Letter

23.	What will happen to my Annual Leave or Paid Time Off (PTO) balances?

•	Freescale employees should continue utilize their Annual Leave or PTO in accordance with local policies and procedures.

•	The closing will not impact your accrued leave balance.

•	Additional information regarding NXP’s annual leave programs and transition details will be communicated closer to closing.

COMPENSATION

24.	What will happen with my Restricted Cash Aware (RCA), Restricted Share Units (RSUs), Stock Options or performance-based RSUs?

•	Grants of long-term incentives (including RCA, RSUs, Stock Options and performance-based RSUs) will continue to vest per the vesting schedule associated with each award and found in the award agreement. Upon closing, the performance periods applicable to performance-based RSUs will end and the resulting RSUs will remain subject to time-based vesting pursuant to the terms of the award agreement. All stock options and unvested long-term incentives will be replaced by NXP, maintaining the same intrinsic value and vesting schedule. Additional information will be communicated closer to closing.

25.	Will we continue to have the Employee Stock Purchase Plan (ESPP)?

•	Yes, Freescale will continue the ESPP for the 1H 2015 purchase period. Based on the potential closing date, Freescale will evaluate future purchase periods and communicate the status of the ESPP to participants.

26.	Will we continue to have the Freescale Bonus Plan (FBP) and Sales Incentive Plan (SIP)?

•	Yes, Freescale will continue with the 2015 FBP and SIP. Additional information will be provided regarding NXP incentive compensation plans as we finalize the transition and closer to closing.

27.	Is the standard NXP salary / bonus scale consistent with Freescale?

•	Freescale and NXP will complete a detailed review of compensation programs between the two companies. For the first year following closing, Freescale employee salaries and cash incentive compensation opportunity will remain consistent with the rate it was prior to close. Additional information will be provided regarding NXP compensation plans as we finalize the transition and closer to closing.

•	Between signing and closing NXP and Freescale will work together to develop retention programs for continuing Freescale employees

MANAGERS

28.	How do I address employee questions before the close?

•	Managers should only address questions for which they have been provided answers and should not speculate or offer personal opinions. We will be making every effort that we can to update all employees between now and close on all pertinent information.

Freescale All Employee Letter

29.	How, if at all, will the basic processes of the company change for the rest of the year?

•	We will continue to manage all the processes and programs across the company as we did prior to this announcement. Managers will continue to manage and recognize the performance of their team. At the time of the close, additional information will be provided to managers regarding changes in processes and programs.

Freescale All Employee Letter

Cautionary Statement Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the securities laws. The words “may,” “could,” “should,” “estimate,” “project,” “forecast,” intend,” “expect,” “anticipate,” “believe,” “target,” “plan,” “providing guidance” and similar expressions are intended to identify information that is not historical in nature.

This document contains forward-looking statements relating to the proposed transaction between Freescale and NXP pursuant to a merger. All statements, other than historical facts, including statements regarding the expected timing of the closing of the transaction; the ability of the parties to complete the transaction considering the various closing conditions; the expected benefits of the transaction such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of NXP following completion of the proposed transaction; and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. You should not place undue reliance on such statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the shareholders of each of Freescale and NXP may not be obtained; (2) there may be a material adverse change of Freescale or the business of Freescale may suffer as a result of uncertainty surrounding the transaction; (3) the transaction may involve unexpected costs, liabilities or delays; (4) legal proceedings may be initiated related to the transaction; (5) there may be difficulties and delays in achieving synergies and cost savings; and (6) other risk factors as detailed from time to time in Freescale’s and NXP’s reports filed with the Securities and Exchange Commission (“SEC”), including Freescale’s Annual Report on Form 10-K for the year ended December 31, 2014 which is available on the SEC’s Website (www.sec.gov). There can be no assurance that the merger will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the merger will be realized.

Neither Freescale nor NXP undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed strategic combination, NXP plans to file with the SEC a Registration Statement on Form F-4 that will include a proxy statement of Freescale and a prospectus of NXP. The Company will mail the prospectus/proxy statement to its shareholders. INVESTORS ARE URGED TO READ THE PROSPECTUS/PROXY STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the prospectus/proxy statement, as well as other filings containing information about

Freescale All Employee Letter

Freescale and NXP, free of charge, from the SEC’s Website (www.sec.gov). Investors may also obtain Freescale’s SEC filings in connection with the transaction, free of charge, from Freescale’s Web site (www.investors.freescale.com) under the link “Investors Relations” and then under the tab “SEC Filings,” or by directing a request to Freescale Semiconductor, Ltd., 6501 William Cannon Drive West, MD OE62, Austin, Texas 78735, Attention: Secretary. Investors may also obtain NXP’s SEC filings in connection with the transaction, free of charge, on NXP’s Investor Relations internet website at http://www.nxp.com/investor or by contacting NXP’s Investor Relations Contact by phone at 1-408-518-5411.

Participants in the Merger Solicitation

The respective directors, executive officers and employees of Freescale and NXP and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding Freescale’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 6, 2015, and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on March 21, 2014. Information regarding NXP’s directors and executive officers is set forth in its Annual Report on Form 20-F for the year ended December 31, 2013, which was filed with the SEC on February 28, 2014 and in its Form 6-K furnished to the SEC on May 20, 2014. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint prospectus/proxy statement when it becomes available. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.